UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant   ☐

Filed by a Party other than the Registrant   ☒

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☒           Preliminary Proxy Statement

☐           Confidential, for Use of the Commission Only (as permitted by Rule14a-6(e)(2))

☐           Definitive Proxy Statement

☐           Definitive Additional Materials

☐           Soliciting Material Under Rule 14a-12

TOLLGRADE COMMUNICATIONS, INC.
(Name of Registrant as Specified in Its Charter)

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
PARCHE, LLC
RAMIUS ENTERPRISE MASTER FUND LTD
RAMIUS ADVISORS, LLC
RCG STARBOARD ADVISORS, LLC
RAMIUS LLC
C4S & CO., L.L.C.
PETER A. COHEN
MORGAN B. STARK
JEFFREY M. SOLOMON
THOMAS W. STRAUSS
SCOTT C. CHANDLER
JEFFREY LIBSHUTZ
EDWARD B. MEYERCORD, III

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JUNE 10, 2009

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

___________, 2009

Dear Fellow Shareholder:

Ramius Value and Opportunity Master Fund Ltd (“Value and Opportunity Master Fund”) and the other participants in this solicitation (collectively, the “Ramius Group”) are the beneficial owners of an aggregate of 1,963,175 shares of common stock of Tollgrade Communications, Inc. (“Tollgrade” or the “Company”), representing approximately 15.5% of the outstanding shares of common stock of the Company.  For the reasons set forth in the attached Proxy Statement, the Ramius Group believes significant changes to the composition of the Board of Directors is necessary in order to ensure that the Company is being run in a manner consistent with the best interests of all shareholders. The Ramius Group is seeking your support at the annual meeting of shareholders scheduled to be held at the Syria Shrine Center, 1877 Shriners Way, Cheswick, PA 15024, on ____________ at _______ _.m., ___________, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.	To elect Value and Opportunity Master Fund’s three (3) nominees to the Board of Directors in opposition to certain of the Company’s incumbent directors;

2.	To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2009; and

3.	The approval of an amendment to the Company’s 2006 Long-Term Incentive Compensation Plan, as amended and restated, to increase the authorized number of shares issuable thereunder by 1,500,000.

We are seeking three (3) seats on the Company’s Board of Directors (the “Board”) to ensure that the interests of the shareholders, the true owners of Tollgrade, are appropriately represented in the boardroom.  The Board is currently composed of seven (7) directors, with five (5) up for election at the Annual Meeting.  Through the attached Proxy Statement and GOLD proxy card, we are soliciting proxies to elect our three (3) director nominees.  Stockholders voting on the enclosed GOLD proxy card will also be able to vote for the candidates who have been nominated by the Company other than [______], [______] and [_____].  This gives shareholders the ability to vote for the total number of directors up for election at the Annual Meeting.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as directors if our nominees are elected.

The Ramius Group urges you to carefully consider the information contained in the attached Proxy Statement and then support its efforts by signing, dating and returning the enclosed GOLD proxy card today.  The attached Proxy Statement and the enclosed GOLD proxy card are first being furnished to the shareholders on or about ___________, 2009.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated proxy.

If you have any questions or require any assistance with your vote, please contact Innisfree M&A Incorporated, which is assisting us, at their address and toll-free numbers listed on the following page.

Thank you for your support.

Jeffrey C. Smith
Ramius Value and Opportunity Master Fund Ltd

If you have any questions, require assistance in voting your GOLD proxy card, or need additional copies of Value and Opportunity Master Fund’s proxy materials, please call
Innisfree M&A Incorporated at the phone numbers listed below.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Shareholders Call Toll-Free at: (877) 800-____
Banks and Brokers Call Collect at: (212) 750-5833

2009 ANNUAL MEETING OF SHAREHOLDERS
OF
TOLLGRADE COMMUNICATIONS, INC.
_________________________

PROXY STATEMENT
OF
RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED GOLD PROXY CARD TODAY

Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), Parche, LLC, a Delaware limited liability company (“Parche”), Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), Ramius LLC, a Delaware limited liability company (“Ramius”), C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), Peter A. Cohen (“Mr. Cohen”), Morgan B. Stark (“Mr. Stark”), Thomas W. Strauss (“Mr. Strauss”), Jeffrey M. Solomon (“Mr. Solomon”), Scott C. Chandler (“Mr. Chandler”), Jeffrey Libshutz (“Mr. Libshutz”) and Edward B. Meyercord, III (“Mr. Meyercord”) (collectively, the “Ramius Group”) are significant shareholders of Tollgrade Communications, Inc., a Pennsylvania corporation (“Tollgrade” or the “Company”).  Each member of the Ramius Group is a participant in this solicitation.  The Ramius Group believes significant changes to the composition of the Board of Directors of the Company (the “Board”) is necessary in order to ensure that the Company is being run in a manner consistent with the best interests of all shareholders.  The Ramius Group is therefore seeking your support at the annual meeting of shareholders scheduled to be held at the Syria Shrine Center, 1877 Shriners Way, Cheswick, PA 15024, on ____________ at _______ _.m., ___________, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”), for the following:

1.
To elect Value and Opportunity Master Fund’s director nominees, Scott C. Chandler, Edward B. Meyercord, III and Jeffrey M. Solomon (the “Ramius Nominees”), to serve as directors of the Company to hold office until the 2010 annual meeting of shareholders and until their respective successors shall have been selected and qualified, in opposition to certain of the Company’s incumbent directors whose terms expire at the Annual Meeting;

2.	To ratify the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2009; and

3.	The approval of an amendment to the Company’s 2006 Long-Term Incentive Compensation Plan, as amended and restated, to increase the authorized number of shares issuable thereunder by 1,500,000.

This Proxy Statement and enclosed GOLD proxy card are soliciting proxies to elect the three (3) Ramius Nominees.  Stockholders voting on the Ramius Group’s enclosed GOLD proxy card will also be able to vote for the candidates who have been nominated by the Company other than [______], [______] and [________].  This gives shareholders who wish to vote for the Ramius Nominees the ability to vote for the total number of directors up for election at the Annual Meeting.

As of the date hereof, the members of the Ramius Group were the beneficial owners of an aggregate of 1,963,175 shares of Common Stock, par value $0.20, of the Company (the “Shares”), which represents approximately 15.5% of the issued and outstanding Shares, all of which are entitled to be voted at the Annual Meeting.

Tollgrade has set the close of business on May 8, 2009 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”).  The mailing address of the principal executive offices of Tollgrade is 493 Nixon Road, Cheswick, Pennsylvania 15024.  Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting.  According to the Company, as of the Record Date, there were _________ Shares outstanding.  The participants in this solicitation intend to vote all of their Shares FOR the election of the Ramius Nominees.

THIS SOLICITATION IS BEING MADE BY THE RAMIUS GROUP AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.  THE RAMIUS GROUP IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING.  SHOULD OTHER MATTERS, WHICH THE RAMIUS GROUP IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE RAMIUS GROUP URGES YOU TO SIGN, DATE AND RETURN THE GOLD PROXY CARD IN FAVOR OF THE ELECTION OF THE RAMIUS NOMINEES.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY TOLLGRADE MANAGEMENT TO TOLLGRADE, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF THE RAMIUS NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD.  THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS.  ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO THE RAMIUS GROUP, C/O INNISFREE M&A INCORPORATED, WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF TOLLGRADE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our GOLD proxy card are available at
http://www.___________.com

IMPORTANT

Your vote is important, no matter how few Shares you own.  The Ramius Group urges you to sign, date, and return the enclosed GOLD proxy card today to vote FOR the election of the Ramius Nominees.

•	If your Shares are registered in your own name, please sign and date the enclosed GOLD proxy card and return it to the Ramius Group, c/o Innisfree M&A Incorporated in the enclosed envelope today.

•
If your Shares are held in a brokerage account or bank, you are considered the beneficial owner of the Shares, and these proxy materials, together with a GOLD voting form, are being forwarded to you by your broker or bank.  As a beneficial owner, you must instruct your broker, trustee or other representative how to vote.  Your broker cannot vote your Shares on your behalf without your instructions.

•
Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.  Please refer to the enclosed voting form for instructions on how to vote electronically.  You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company.  Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to the Ramius Group.  Remember, you can vote for our three nominees only on our GOLD proxy card.  So please make certain that the latest dated proxy card you return is the GOLD proxy card.

If you have any questions regarding your proxy,
or need assistance in voting your Shares, please call:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY  10022
Shareholders Call Toll-Free at: (877) 800-____
Banks and Brokers Call Collect at: (212) 750-5833

Background to the Solicitation

The following is a chronology of events leading up to this proxy solicitation:

❖
We made our first investment in Tollgrade in April 2005.  Between the second quarter of 2005 and the first quarter of 2008 we had intermittent dialogue with Company management to discuss a broad range of topics including corporate strategy, cost structure, acquisitions, potential uses of cash, and composition and construction of the Board.

❖	In April 2008, we were contacted by Needham & Company, LLC, the Company’s financial advisor, to determine our interest in a potential transaction with the Company.

❖
On June 11, 2008, we entered into a confidentiality agreement with the Company in order to be furnished with certain non-public, confidential information relating to the Company in order to evaluate our interest in a potential transaction with the Company.

❖
On June 27, 2008, we sent a letter to Needham & Company, LLC, the Company’s financial advisors, proposing a potential acquisition of the Company.  [Our proposal for $6.85 per Share represented a 49% premium over the closing price of the Shares on May 23, 2008, the date on which the Company contacted us regarding the sale process, and a 25% premium over the trailing 30-day volume-weighted average price.

❖
On August 8, 2008 and August 15, 2008 we submitted revised proposals to Needham & Company, LLC responding to specific comments from the Company and providing a preliminary mark-up of a merger document provided to us by the Company’s advisors.

❖
In early September 2008, the Company’s advisors informed us that although the Company did not have any superior proposals to our proposal, the Board had determined to not accept our offer.  We were informed verbally that the Board had determined that the Company would remain independent at such time.

❖
On February 11, 2009, we delivered a letter to Tollgrade notifying the Company of our intent to nominate Messrs. Chandler, Libshutz, Meyercord, and Solomon for election to the Board at the Annual Meeting.

❖
Between March 2, 2009 and May 4, 2009 the Ramius Group had both in-person meetings and phone conversations with each member of the Board.  The purpose of the meetings and phone conversations was to discuss potential settlement proposals and to develop a relationship between the Ramius Group and the members of the Board.

❖
On March 2, 2009, we received a letter from the then Chairman of the Board Daniel P. Barry (“Mr. Barry”) in response to our nomination letter.  Among other things, the letter served to outline a settlement proposal from the Company (the “March 2 Proposal”).   The Company’s proposal included the addition to the Board of a single independent director with telecom industry experience and a director affiliated with the Ramius Group.  This proposal was unacceptable to us at such time because we did not feel such a proposal would provide sufficient change to the composition of the Board.

❖
On April 8, 2009, we entered into an agreement with the Company in order to continue discussions with the Company in hopes of avoiding a proxy contest.   Pursuant to the terms of the agreement, the Ramius Group and the Company agreed not to, prior to May 1, 2009, file with the Securities and Exchange Commission (“SEC”) any preliminary or definitive proxy statement or other soliciting materials in connection with the Annual Meeting.  The Company also agreed not to hold the Annual Meeting on a date prior to June 19, 2009.

❖
On May 4, 2009, we received a second letter from Mr. Barry.  Once again, the letter, among other things, served to outline a revised settlement proposal from the Company.  The Ramius Group felt the revised proposal, which was essentially the same as the Company’s March 2 Proposal, save for the appointment to the Board of one additional director to be chosen by the Company, made little progress from the prior proposal and was therefore unacceptable to the Ramius Group.

❖
On May 5, 2009, we sent a letter to Mr. Barry reiterating two proposals that we felt offered reasonable compromises for avoiding a proxy contest.  Proposal No. 1 involved establishing a seven-member board with four existing directors and three new directors, two of whom would be highly qualified independent director nominees nominated by us and one of whom would be a direct representative of Ramius.  Proposal No. 2 involved establishing a nine-member board with five existing directors and four new directors, two of whom would be highly qualified independent director nominees nominated by us and two of whom would be a direct representative of Ramius.  Each of our proposals involved increasing the size of the Board and adding a minority of new directors consisting of Ramius director representative(s) and directors with extensive experience in the telecom industry.  In the interest of avoiding a proxy contest, we also offered a third alternative to the Company – that the Company establish a pro forma Board composed of eight directors five of whom would be existing directors and three of whom would be new, Ramius-recommended directors.

❖
On May 13, 2009, the Company issued a press release announcing the appointment of Mr. Ferrara, the Company’s President, Chief Executive Officer and member of the Board, to the position of Chairman of the Board.  Mr. Barry, former Chairman of the Board, remained a director.  The press release also announced the retention of a search firm to enhance the Board’s industry expertise.

❖
On May 18, 2009, the Ramius Group sent a letter to Mr. Ferrara commenting on the Company’s May 13, 2009 press release (the “May 18 Letter”).  In the May 18 Letter, we expressed our surprise and disappointment that the Company chose to take the actions outlined in the press release publicly at a time while the Ramius Group and the Company were in the midst of trying to privately reach a mutually agreeable outcome that would avoid a potential election contest.  The Ramius Group believes that these actions were in reaction to the nomination of the Ramius Nominees and do little to address the major issues facing the Company.  Specifically, in the May 18 Letter we explained that we believe the Company’s poor performance was partially due to the lack of industry experience and shareholder representation on the current Board and reiterated our desire to work with the Board to compose the best possible Board to represent the interests of all shareholders.

❖	Between May 19, 2009 and June 8, 2009, the Ramius Group has continued to have discussions with Mr. Ferrara regarding a potential settlement. At this time no agreement has been reached.

REASONS FOR THE SOLICITATION

The Ramius Group believes that the Company’s shares are currently trading at a significant discount to intrinsic value.  While general weakness in the stock market has impacted the Company, we believe the primary reasons for Tollgrade’s poor performance are a Board with little, if any experience in the telecom industry, poor operating performance and poor allocation of capital and corporate resources over the past five years.  Additionally, given the Board’s history of weak oversight and poor judgment, we have serious concerns about the ability and willingness of the current Board to effectively oversee the changes we believe are necessary in order to maximize shareholder value.

The Ramius Nominees, if elected, will represent a minority of the Board.  If elected to the Board, the Ramius Nominees will, subject to their fiduciary duties as directors, endeavor to work with the members of the Board to explore all opportunities to enhance shareholder value including, but not limited to, further reductions in operating expenses, more stringent methods for allocating capital to research and development and other capital expenses, an evaluation of product areas to identify and execute on attractive risk-adjusted growth opportunities, and any other opportunities to unlock value that may be indentified by the Ramius Nominees.  The Ramius Nominees do not have any specific material actions they would recommend that the Board adopt at the time of their election to the Board.

As the Company’s largest shareholder, with an aggregate ownership of approximately 15.5%, we have nominated three highly qualified individuals because we believe the addition of the Ramius Nominees to the Board will provide the Board with the appropriate mix of directors necessary to address the serious issues facing the Company.

We also believe the election of the Ramius Nominees will address the most pressing issue facing the Company: an inexperienced Board with little, if any, relevant industry experience that lacks a vested interest in the financial performance of the Company.

We Are Concerned That the Board Is Composed of Directors With Little, If Any, Experience in the Technology and Telecom Industry

Apart from Mr. Ferrara, no other current Board member has direct experience in the telecom equipment industry, an industry in which the Company generates a vast majority of its revenues.

Conversely, the Ramius Nominees have over 35 years of combined experience in the telecom equipment and services industries.  We believe the experience of the Ramius Nominees would prove invaluable in addressing the issues facing the Company.

We Are Concerned with the Board’s and Management’s Lack of a Substantial Vested Interest in the Financial Performance of the Company

In addition to little relevant industry experience, we believe this Board lacks a significant ownership interest in the Company.  In the aggregate, members of the Board own just 130,884 Shares directly, representing approximately 1% of the Shares outstanding.  As a group, the Board and the Company’s twelve executive officers beneficially own less than 5% of the outstanding Shares (including options and stock grants).

On the other hand, the Ramius Group is the Company’s largest shareholder, owning over 15% of the Shares outstanding – our interests are directly aligned with all shareholders.

We Are Concerned with the Company’s History of Poor Operating Performance Under the Direction of the Current Board

We believe the Board’s inexperience in the technology and telecom industry and lack of a significant vested interest in the financial performance of the Company has contributed to the Company’s long history of poor operating performance.  From 2003 to 2008,

•	Revenue declined by approximately $8 million per year from $65.1 million in 2003 to $57.2 million in 2008, a decline of 12%;

•	Gross profit has declined by approximately $7 million per year from $38.4 million in 2003 to $31.6 million in 2008, a decline of 18%;

•	Operating expenses have remained constant at $31.2 million; and

•	Adjusted EBITDA has declined by $7.4 million from $9.4 million in 2003 to $2.0 million in 2008, a decline of 79%.

We Are Concerned that Shareholders are Currently Assigning Little to No Value to Tollgrade’s Operating Businesses

As a result of the Company’s poor operating performance, among other things, the Company currently has an enterprise value of less than $10 million when factoring in its $60 million cash balance.  Effectively, shareholders are attributing little to no value to the operating businesses at the Company.

We are Concerned With the Massive Capital Investments in the Business Over The Past Five Years

The Company’s operating performance has suffered despite an infusion of excessive amounts of capital into research and development projects and what we believe have been poorly executed acquisitions.  Consider that from 2003 to 2008, the Company spent:

•	$84 million on internal research and development projects; and

•	$32 million on external acquisitions.

In other words, the Company has spent $116 million of cash, or $9.15 per share, between research and development and external acquisitions, with little to show for it.

We Are Concerned the Company’s Recent Announcements Regarding the Structure of the Board Are Merely Reactionary and Do Little to Address the Fundamental Issues We Have Raised

Although the Company recently announced changes to the structure of the Board, we believe their announcement was made in reaction to the nomination of the Ramius Nominees and that the changes do little to address the fundamental issues we have raised.

We firmly believe that this Board needs directors with experience in the technology and telecom industry and a vested interest in the financial performance of the Company and that the election of the Ramius Nominees to the Board will address those needs.  The Ramius Nominees are committed to maximizing shareholder value and, if elected, will work together with the remaining members of the Board to address the issues we have raised.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Ramius Group is seeking your support at the Annual Meeting to elect the Ramius Nominees.  At the Company’s 2007 Annual Meeting, shareholders approved a proposal to amend the Company’s Amended and Restated Articles of Incorporation (the “Articles”) to phase out the staggered terms of the Board and to provide for the annual election of the Board as the terms of current directors expire.  The amendment to the Articles did not affect the terms of directors who had previously elected or the terms of directors who were elected at the 2007 Annual Meeting.  The Ramius Group believes that five (5) directors are up for election at the Annual Meeting to serve one-year terms expiring at the 2010 Annual Meeting and until their successors have been selected and qualified.  We are seeking your support at the Annual Meeting to elect the Ramius Nominees in opposition to three (3) of the Company’s five (5) director nominees.  Your vote to elect the Ramius Nominees will have the legal effect of replacing three (3) incumbent directors of Tollgrade with the Ramius Nominees.

THE RAMIUS NOMINEES

The Ramius Group has nominated three (3) highly qualified nominees, each of whom, if elected, will exercise his independent judgment in accordance with his fiduciary duties as a director in all matters that come before the Board.  The Ramius Nominees are independent of the Company in accordance with SEC and Nasdaq Stock Market rules on board independence and would seek to maximize value for all shareholders.  If elected, and subject to their fiduciary duties as directors, the Ramius Nominees would have the ability to work with the other members of the Board to take those steps that they deem are necessary or advisable to unlock the Company’s intrinsic value.

Set forth below are the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of each of the Ramius Nominees.  This information has been furnished to the Ramius Group by the Ramius Nominees.  The Ramius Nominees are citizens of the United States of America.  The Ramius Nominees have been nominated by Value and Opportunity Master Fund in accordance with the Company’s advance notice bylaw provision.

Scott C. Chandler (age 47) currently serves as Managing Partner of Franklin Court Partners, LLC (“FCP”), a private company that provides strategic advisory services, merger and acquisition advisory services, and private equity and debt for growth companies in the technology and broadband communications sectors.  Prior to founding FCP in 2002, Mr. Chandler served as Chief Financial Officer and Senior Vice President for RHYTHMS NetConnections, a leading provider of broadband services utilizing digital subscriber line (DSL) technology.  From 1996 to 1998, Mr. Chandler served as President and Chief Executive Officer of C-COR, a pioneer in the cable television industry and a leading supplier of broadband telecommunications equipment.  The principal business address of Mr. Chandler is 7903 S Franklin Court, Littleton, Colorado 80122.  Mr. Chandler does not directly own, and has not purchased or sold during the past two years, any securities of Tollgrade.

Edward B. Meyercord, III (age 43) is currently the President and Managing Partner of Council Rock Advisors LLC, a private company that provides advisory, capital raising and management consulting services.  From December 2006 until January 2009, Mr. Meyercord served as Chief Executive Officer, President and Director of Cavalier Telephone & TV (“Cavalier”), a privately held voice and data services provider based in Richmond, Virginia.  From January 2004, until its sale to Cavalier in December 2006, Mr. Meyercord served as Chief Executive Officer, President and Director of Talk America, Inc. (“Talk”), a publicly traded company that provided phone and internet services to consumers and small businesses.  He served as President and a director of Talk from 2001 until 2003 and as its Chief Financial Officer and Chief Operating Officer from 2000 until 2001.  Mr. Meyercord joined Talk in September of 1996 as the Executive Vice President, Marketing and Corporate Development.  Prior to joining Talk, Mr. Meyercord was a Vice President in the Global Telecommunications Corporate Finance Group at Salomon Brothers, Inc., based in New York.  Prior to Salomon Brothers, Mr. Meyercord worked in the corporate finance department at PaineWebber Incorporated.  The principal business address of Mr. Meyercord is 305 Drakes Corner Road, Princeton New Jersey 08540.  Mr. Meyercord does not directly own, and has not purchased or sold during the past two years, any securities of Tollgrade.

Jeffrey M. Solomon (Age 42) is a Managing Member of Ramius and a member of Ramius’ Executive Committee and Management Board.  Mr. Solomon is jointly responsible for overseeing Ramius’ multi-strategy and single strategy investment platforms.  Mr. Solomon was previously responsible for managing a number of specific investment portfolios at Ramius and, until recently, was also responsible for overseeing Ramius’ technology, operations and finance functions.  Mr. Solomon joined Ramius when it was founded in 1994.  From 1991 to 1994, Mr. Solomon was at Republic New York Securities Corporation, the brokerage affiliate of Republic National Bank (now part of the HSBC Group) (“Republic”).  As head of Corporate Development and Strategic Planning, Mr. Solomon coordinated the budget process and marketing effort of Republic and directed its numerous regulatory filings with the Federal Reserve Board.  In 1993, Mr. Solomon supervised Republic’s expansion into Europe by overseeing the creation of its U.K. affiliate.  He was named Republic’s Chief Administrative Officer and was responsible for supervising the integration of systems and operations on a worldwide basis.  He was also a member of the Credit Committee of Republic’s Board of Directors.  Prior to joining Republic, Mr. Solomon was in the Mergers and Acquisitions Group at Shearson Lehman Brothers.  Mr. Solomon was also part of the internal corporate finance team at Shearson Lehman Brothers that worked closely with senior management in evaluating the company’s operations, capital usage and investment strategies, including the acquisition and disposition of corporate assets.  Currently, Mr. Solomon serves on the Board of Directors of Hale & Hearty Soups, a New York based restaurant chain and NuGo Nutrition, the manufacturer of NuGo Nutrition Bars.  The principal business address of Mr. Solomon is c/o Ramius LLC, 599 Lexington Avenue, 20th Floor, New York, New York 10022.  By virtue of his positions with Ramius, Mr. Solomon may be deemed to be the beneficial owner of the Common Stock beneficially owned by Ramius.  For information regarding purchases and sales during the past two years by Ramius and its affiliates of securities of Tollgrade that may be deemed to be beneficially owned by Mr. Solomon, see Schedule I.

Messrs. Chandler and Meyercord are members of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act with the other members of the Group and, as a result, may be deemed to beneficially own the 1,963,175 Shares beneficially owned by the Group.  Messrs. Chandler and Meyercord each disclaim beneficial ownership of such Shares.  For information regarding purchases and sales during the past two years by the Group of securities of Tollgrade that may be deemed to be beneficially owned by Messrs. Chandler and Meyercord, see Schedule I.

Value and Opportunity Master Fund and certain of its affiliates have signed letter agreements pursuant to which they agreed to indemnify Messrs. Chandler and Meyercord against claims arising from the solicitation of proxies from Tollgrade shareholders in connection with the Annual Meeting and any related transactions.

RCG Starboard Advisors, an affiliate of Ramius, and Messrs. Chandler and Meyercord, have entered into compensation letter agreements (the “Compensation Letter Agreements”) regarding compensation to be paid to Messrs. Chandler and Meyercord for their agreement to be named and to serve as Ramius Nominees and for their services as a director of Tollgrade, if elected.  Pursuant to the terms of the Compensation Letter Agreements, RCG Starboard Advisors has agreed to pay each of Messrs. Chandler and Meyercord (i) $10,000 in cash as a result of the submission by Value and Opportunity Master Fund of its nomination of each of Messrs. Chandler and Meyercord to Tollgrade and (ii) $10,000 in cash upon the filing of a definitive proxy statement with the Securities and Exchange Commission relating to a solicitation of proxies in favor of each Messrs. Chandler’s and Meyercord’s election as a director at the Annual Meeting.  Pursuant to the Compensation Letter Agreements, each of Messrs. Chandler and Meyercord agrees to use such compensation to acquire securities of Tollgrade (the “Nominee Shares”) at such time that such Nominee shall determine, but in any event no later than 14 days after receipt of such compensation.  If elected or appointed to serve as a director of the Board, each of Messrs. Chandler and Meyercord agrees not to sell, transfer or otherwise dispose of any Nominee Shares within two years of their election or appointment as a director; provided, however, in the event that the Tollgrade enters into a business combination with a third party, each of Messrs. Chandler and Meyercord may sell, transfer or exchange the Nominee Shares in accordance with the terms of such business combination.

On February 10, 2009, Value and Opportunity Master Fund, Parche, Enterprise Master Fund, RCG Starboard Advisors, Ramius Advisors, Ramius, C4S and Messrs. Cohen, Stark, Strauss, Solomon, Chandler, Libshutz and Meyercord, III (collectively the “Group”) entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the Group agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of Tollgrade, (b) the Group agreed to solicit proxies or written consents for the election of the Ramius Nominees, or any other person(s) nominated by Value and Opportunity Master Fund, to the Board at the Annual Meeting (the “Solicitation”), and (c) Value and Opportunity Master Fund and Parche agreed to bear all expenses incurred in connection with the Group’s activities, including approved expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations.

Other than as stated herein, there are no arrangements or understandings between members of the Ramius Group and any of the Ramius Nominees or any other person or persons pursuant to which the nomination of the Ramius Nominees described herein is to be made, other than the consent by each of the Ramius Nominees to be named in this Proxy Statement and to serve as a director of Tollgrade if elected as such at the Annual Meeting.  None of the Ramius Nominees are a party adverse to Tollgrade or any of its subsidiaries or has a material interest adverse to Tollgrade or any of its subsidiaries in any material pending legal proceedings.

The Ramius Group does not expect that the Ramius Nominees will be unable to stand for election. In the event that any Ramius Nominee is unable to serve or for good cause will not serve, the Ramius Group may seek to replace such Ramius Nominee with a substitute nominee to the extent substitution is permissible under the Company’s advance notice provision in the Company’s Amended and Restated By-laws (the “Bylaws”) and applicable law. In the case that the Ramius Group is permitted to substitute a nominee, the Ramius Group will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to any substitute nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Only in such case will the Shares represented by the enclosed GOLD proxy card be voted for substitute nominees.  In addition, Value and Opportunity Master Fund reserves the right to challenge any action by Tollgrade that has, or if consummated would have, the effect of disqualifying the Ramius Nominees. Value and Opportunity Master Fund reserves the right to nominate additional persons, to the extent this is not prohibited under the Bylaws or applicable law, if Tollgrade increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.  Additional nominations made pursuant to the preceding sentence are without prejudice to the position of Value and Opportunity Master Fund that any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of the Company’s corporate machinery.

YOU ARE URGED TO VOTE FOR THE ELECTION OF THE RAMIUS NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

According to the Company’s Proxy Statement, the Audit Committee of the Board has selected PricewaterhouseCoopers LLP to serve as the Company’s independent registered public accounting firm for the year ending December 31, 2009.  We do not object to the ratification of the appointment of PricewaterhouseCoopers LLP as independent registered public accounting firm for the year ending December 31, 2009.

PROPOSAL NO. 3

APPROVAL OF AMENDMENT TO THE COMPANY’S 2006 LONG-TERM INCENTIVE COMPENSATION PLAN, AS AMENDED AND RESTATED, TO INCREASE THE AUTHORIZED NUMBER OF SHARES ISSUABLE THEREUNDER BY 1,500,000 SHARES

As discussed further in the Company’s Proxy Statement, On May 6, 2009, the Board approved an amendment to the Company’s 2006 Long-Term Incentive Compensation Plan, as amended and restated (the “2006 LTIP”), subject to shareholder approval. The Amendment is to increase by 1,500,000 shares the total number of shares available for issuance from the original effective date of the 2006 LTIP from 1,300,000 to 2,800,000.  [We do not object to the approval of the amendment to increase the authorized number of shares issuable under the 2006 LTIP by 1,500,000 shares.]

We are not aware of any other proposals to be brought before the Annual Meeting. However, we intend to bring before the Annual Meeting such business as may be appropriate, including, without limitation, nominating additional persons for directorships or making any proposals as may be appropriate to address any action of the Board not publicly disclosed prior to the date of this proxy statement. Should other proposals be brought before the Annual Meeting, the persons named as proxies in the enclosed GOLD proxy card will vote on such matters in their discretion.

VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting.  Shareholders who sell Shares before the Record Date (or acquire them without voting rights after the Record Date) may not vote such Shares.  Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such Shares after the Record Date.  Based on publicly available information, the Ramius Group believes that the only outstanding class of securities of Tollgrade entitled to vote at the Annual Meeting is the Shares.

Shares represented by properly executed GOLD proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Ramius Nominees to the Board, FOR the election of the candidates who have been nominated by the Company other than other than [______], [______] and [________], FOR the ratification of the Board’s appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2009, FOR the approval of the amendment to increase the authorized number of shares issuable under the 2006 LTIP by 1,500,000 shares and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

Shareholders voting on the Ramius Group’s enclosed GOLD proxy card will also be able to vote for the candidates who have been nominated by the Company other than other than [______], [______] and [________].  This gives shareholders who wish to vote for the Ramius Nominees the ability to vote for the total number of directors up for election at the Annual Meeting.  Under applicable proxy rules, we are required either to solicit proxies only for the Ramius Nominees, which could result in limiting the ability of shareholders to fully exercise their voting rights with respect to the Company’s nominees, or to solicit for the Ramius Nominees and for fewer than all of the Company’s nominees, which enables a shareholder who desires to vote for the Ramius Nominees to also vote for the Company’s nominee for whom we are soliciting proxies.  The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement.  There is no assurance that any of the Company’s nominees will serve as directors if the Ramius Nominees are elected.  If the Ramius Nominees are elected and any of the Company’s nominees who are also elected do not serve as directors, the Ramius Nominees intend to work with the remaining members of the Board to ensure that the resulting vacancies are filled with highly qualified individuals.

QUORUM

A majority of the outstanding Shares represented at the Annual Meeting in person or by proxy will constitute a quorum for the transaction of business.

VOTES REQUIRED FOR ELECTION OF DIRECTORS

Vote required for the election of directors.    Under Pennsylvania law and the Bylaws, if a quorum is present at the Annual Meeting, the nominees who receive the highest number of votes cast for the election of directors by shareholders present in person or voting by proxy will be elected as directors.

Vote required for the ratification of the appointment of PricewaterhouseCoopers LLP.  The affirmative vote of a majority of the votes cast by holders of Shares entitled to vote at the Annual Meeting, at which a quorum is present either in person or by proxy, is required for approval of the appointment of PricewaterhouseCoopers LLP.

Vote required for the approval of the amendment to the 2006 LTIP.  The affirmative vote of a majority of the votes cast by holders of Shares entitled to vote at the Annual Meeting, at which a quorum is present either in person or by proxy, is required for the approval of the amendment to the 2006 LTIP to increase the authorized number of shares issuable thereunder by 1,500,000 shares.

DISCRETIONARY VOTING

Shares held in “street name” and held of record by banks, brokers or nominees may not be voted by such banks, brokers or nominees unless the beneficial owners of such Shares provide them with instructions on how to vote.

ABSTENTIONS AND BROKER NON-VOTES

Abstentions and broker “non-votes” will count as votes present for the purpose of determining whether a quorum is present.  Abstentions and broker “non-votes” will not be counted in the voting results and will have no effect on the outcome of the proposals.

REVOCATION OF PROXIES

Shareholders of Tollgrade may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation.  The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to the Ramius Group in care of Innisfree M&A Incorporated at the address set forth on the back cover of this Proxy Statement or to Tollgrade Communications, Inc., 493 Nixon Road, Cheswick, Pennsylvania 15024, or any other address provided by Tollgrade.  Although a revocation is effective if delivered to Tollgrade, the Ramius Group requests that either the original or photostatic copies of all revocations be mailed to the Ramius Group in care of Innisfree M&A Incorporated at the address set forth on the back cover of this Proxy Statement so that the Ramius Group will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date and the number of outstanding Shares represented thereby.  Additionally, Innisfree M&A Incorporated may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Ramius Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE RAMIUS NOMINEES TO THE BOARD, FOR THE RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP OR FOR THE APPROVAL OF THE AMENDMENT TO THE COMPANY’S 2006 LTIP, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Ramius Group.  Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Value and Opportunity Master Fund has entered into an agreement with Innisfree M&A Incorporated for solicitation and advisory services in connection with this solicitation, for which Innisfree M&A Incorporated will receive a fee not to exceed $______, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws.  Innisfree M&A Incorporated will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders.  Value and Opportunity Master Fund has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record.  Value and Opportunity Master Fund will reimburse these record holders for their reasonable out-of-pocket expenses in so doing.  It is anticipated that Innisfree M&A Incorporated will employ approximately __ persons to solicit Tollgrade shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by the Ramius Group. Costs of this solicitation of proxies are currently estimated to be approximately $_____.  The Ramius Group estimates that through the date hereof its expenses in connection with this solicitation are approximately $_______.  The Ramius Group intends to seek reimbursement from Tollgrade of all expenses it incurs in connection with this solicitation.  The Ramius Group does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

The Ramius Nominees and the other members of the Ramius Group are participants in this solicitation.  The principal business of each of Value and Opportunity Master Fund and Parche is serving as a private investment fund.  Each of Value and Opportunity Master Fund and Parche has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  The principal business of RCG Starboard Advisors is acting as investment manager of Value and Opportunity Master Fund and managing member of Parche.  The principal business of Enterprise Master Fund is serving as a private investment fund and acting as the non-managing member of Parche.  The principal business of Ramius Advisors is acting as the investment advisor of Enterprise Master Fund.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of RCG Starboard Advisors and Ramius Advisors. C4S serves as managing member of Ramius.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.  Jeffrey Libshutz serves as a Managing Director and Portfolio Manager at Ramius.

The address of the principal office of each of Parche, RCG Starboard Advisors, Ramius Advisors, Ramius, C4S, and Messrs. Cohen, Stark, Strauss, Solomon and Libshutz is 599 Lexington Avenue, 20th Floor, New York, New York 10022.  The address of the principal office of Value and Opportunity Master Fund and Enterprise Master Fund is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.

As of the date hereof, Value and Opportunity Master Fund beneficially owns 1,649,016 Shares and Parche beneficially owns 314,159 Shares.  As of the date hereof, RCG Starboard Advisors (as the investment manager of Value and Opportunity Master Fund and the managing member of Parche) is deemed to be the beneficial owner of the 1,649,016 Shares owned by Value and Opportunity Master Fund and the 314,159 Shares owned by Parche.  As of the date hereof, Enterprise Master Fund (as the sole non-managing member of Parche and owner of all economic interests therein) is deemed the beneficial owner of the 314,159 Shares owned by Parche.  As of the date hereof, Ramius Advisors (as the investment advisor of Enterprise Master Fund) is deemed to be the beneficial owner of the 314,159 Shares owned by Parche.  As of the date hereof, Ramius (as the sole member of each of RCG Starboard Advisors and Ramius Advisors), C4S (as the managing member of Ramius) and Messrs. Cohen, Stark, Strauss and Solomon (as the managing members of C4S) are deemed to be the beneficial owners of the 1,649,016 Shares owned by Value and Opportunity Master Fund and the 314,159 Shares owned by Parche.  Messrs. Cohen, Stark, Strauss and Solomon share voting and dispositive power with respect to the Shares owned by Value and Opportunity Master Fund and Parche by virtue of their shared authority to vote and dispose of such Shares.

Each member of the Ramius Group, as members of a “group” for the purposes of Rule 13d-5(b)(1) of the Exchange Act, is deemed to beneficially own the Shares beneficially owned in the aggregate by the other members of the group.  Each member of the Ramius Group disclaims beneficial ownership of such Shares.  For information regarding purchases and sales of securities of Tollgrade during the past two years by members of the Ramius Group see Schedule I.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of Tollgrade; (iii) no participant in this solicitation owns any securities of Tollgrade which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of Tollgrade during the past two years; (v) no part of the purchase price or market value of the securities of Tollgrade owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of Tollgrade, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of Tollgrade; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of Tollgrade; (ix) no participant in this solicitation or any of his/its associates was a party to any transaction, or series of similar transactions, since the beginning of Tollgrade’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which Tollgrade or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his/its associates has any arrangement or understanding with any person with respect to any future employment by Tollgrade or its affiliates, or with respect to any future transactions to which Tollgrade or any of its affiliates will or may be a party; and (xi) no person, including the participants in this solicitation, who is a party to an arrangement or understanding pursuant to which the Ramius Nominees are proposed to be elected has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on at the Annual Meeting.  There are no material proceedings to which the Ramius Nominees or any of their associates is a party adverse to Tollgrade or any of its subsidiaries or has a material interest adverse to Tollgrade or any of its subsidiaries.  With respect to the Ramius Nominees, none of the events enumerated in Item 401(f)(1)-(6) of Regulation S-K of the Exchange Act, occurred during the past five years.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires persons who beneficially own more than 10% of the Shares to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC.  Based solely on its review of the Ramius Group’s and the Ramius Nominees’ transaction history and ownership information with respect to the Shares, the Ramius Group believes that all of the Section 16(a) filing requirements were satisfied by the Ramius Group.

OTHER MATTERS AND ADDITIONAL INFORMATION

The Ramius Group is unaware of any other matters to be considered at the Annual Meeting.  However, should other matters, which the Ramius Group is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS

For shareholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act to be presented at the Company’s 2010 Annual Meeting and included in the Company’s proxy statement, such proposals must be submitted and received by the Secretary of the Company at the Company’s principal offices, Tollgrade Communications, Inc., 493 Nixon Road, Cheswick, Pennsylvania 15024, no later than _______, 2010.

In addition, Section 3.17 of the Company’s Amended and Restated By-laws requires that any shareholder intending to present a proposal for action at an annual meeting must give written notice of the proposal to the Secretary of the Company, containing the information specified in Section 3.17, not later than the 60th day nor earlier than the close of business on the 120th day prior to the anniversary date of the Company’s proxy statement for the annual meeting for the previous year, or not later than _______, 2010 and not earlier than _______, 2010 for the Company’s 2010 Annual Meeting.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2010 Annual Meeting is based on information contained in the Company’s proxy statement.  The incorporation of this information in this proxy statement should not be construed as an admission by the Ramius Group that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

THE RAMIUS GROUP HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN TOLLGRADE’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING.  THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON TOLLGRADE’S CURRENT DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION, AND OTHER IMPORTANT INFORMATION.  PLEASE NOTE THAT THE RAMIUS GROUP WAS NOT INVOLVED IN THE PREPARATION OF TOLLGRADE’S PROXY STATEMENT. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF TOLLGRADE.

The information concerning Tollgrade contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

THE RAMIUS GROUP

________, 2009

SCHEDULE I

TRANSACTIONS IN SECURITIES OF TOLLGRADE
DURING THE PAST TWO YEARS

Except as otherwise specified, all purchases and sales were made in the open market.

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

(168)	12.0300	02/05/2007
(13,303)	12.0679	02/07/2007
(5,463)	12.0503	02/08/2007
(21,759)	12.0676	02/09/2007
(2,696)	12.0037	02/12/2007
(420)	12.0360	02/16/2007
(10,212)	12.1364	02/20/2007
(42,000)	12.0981	02/21/2007
(42,000)	12.0500	02/28/2007
(3,140)	12.0847	02/28/2007
(1,684)	11.7385	03/05/2007
(3,024)	11.8683	03/06/2007
(5,567)	12.3570	03/07/2007
(4,261)	12.2145	03/08/2007
(7,476)	12.1989	03/09/2007
(2,940)	12.1630	03/13/2007
(6,943)	12.0436	03/14/2007
(17,705)	12.0003	03/19/2007
(84)	12.0000	03/20/2007
(3,745)	12.0000	03/22/2007
(2,155)	12.5867	04/04/2007
(3,893)	12.4664	04/05/2007
(2,839)	12.4228	04/09/2007
(759)	12.3767	04/10/2007
(45,071)	12.3123	04/11/2007
(171)	12.3994	04/12/2007
(1,046)	12.2937	04/16/2007
(12,180)	12.0078	04/17/2007
(79,296)	12.0197	04/18/2007
(5,106)	12.0008	04/19/2007
(3,861)	12.0009	04/20/2007
(12,101)	12.0000	04/24/2007
(591)	12.0000	04/25/2007

(11,592)	11.5861	04/27/2007
(40,231)	12.0901	04/30/2007
(15,036)	11.7892	05/01/2007
(5,876)	11.8226	05/02/2007
756	10.0522	07/19/2007
1,210	10.0781	07/19/2007
1,932	10.2800	07/25/2007
1,149	10.1903	07/26/2007
79,800	8.7155	08/10/2007
2,100	11.2164	08/13/2007
8,147	7.3443	11/19/2007
1,098	7.1338	11/19/2007
5,035	7.4748	11/20/2007
7,180	7.4836	11/21/2007
5,499	7.4650	11/23/2007
11,212	7.3877	11/26/2007
14,634	7.4875	11/27/2007
12,776	7.4729	11/28/2007
336	7.4888	11/28/2007
3,928	7.4920	12/03/2007
16,800	7.4000	12/04/2007
5,040	7.4289	12/04/2007
84	7.5000	12/12/2007
3,189	7.4968	12/12/2007
84	7.5000	01/04/2008
454	7.5000	01/07/2008
4,783	7.4921	01/08/2008
12,298	7.4909	01/09/2008
3,276	7.4882	01/10/2008
3,537	7.4944	01/11/2008
504	7.4900	01/11/2008
13,470	7.4993	01/14/2008
672	7.5000	01/14/2008
3,696	7.4874	01/15/2008
42,000	5.0000	04/11/2008
1,176	4.9900	04/16/2008
3,144	4.9900	04/17/2008
1,123	4.9900	04/21/2008
4,368	4.9877	04/22/2008
2,016	4.9825	04/23/2008
168	4.9900	04/24/2008
420	4.9900	04/28/2008
252	4.9967	04/29/2008
591	4.9900	04/30/2008

16,800	4.3539	05/05/2008
6,636	4.4562	05/06/2008
4,200	4.4518	05/07/2008
18,480	4.3438	05/08/2008
11,508	4.3679	05/09/2008
84	4.5000	05/12/2008
4,368	4.4793	05/15/2008
168	4.4800	05/16/2008
7,392	4.4631	05/19/2008
9,828	4.4774	05/20/2008
30,912	4.4906	05/21/2008
4,872	4.4905	05/22/2008
84,840	4.5402	05/23/2008
65,761	4.8276	05/27/2008
66,780	4.8506	05/28/2008
65,100	5.0143	05/29/2008
51,536	5.0393	05/29/2008
63,000	5.0597	05/30/2008
81,213	5.0033	05/30/2008
8,568	5.2092	06/02/2008
11,178	5.2111	06/02/2008
13,907	5.4983	06/03/2008
2,268	5.4359	06/03/2008
4,200	5.4710	06/04/2008
16,089	5.4711	06/04/2008
6,384	5.5971	06/05/2008
1,932	5.6200	06/06/2008
9,324	5.4914	06/09/2008
1,428	5.6665	06/10/2008
15,750	5.5041	06/11/2008
10,925	3.3960	10/24/2008
19,089	3.2703	10/27/2008
85,066	3.3544	10/28/2008
56,270	3.3000	10/29/2008
7,145	4.8937	01/08/2009
273	4.9800	01/08/2008
5,265	4.9990	01/13/2009
4,060	5.2679	01/15/2009
189	5.2800	01/15/2009
7,059	5.4676	01/16/2009
8,007	5.3791	01/20/2009
3,360	5.3258	01/22/2009
3,507	5.3271	01/22/2009
5,745	5.4898	01/23/2009

2,885	5.5181	01/26/2009
8,493	5.5276	01/26/2009
6,636	5.5906	01/27/2009
11,126	5.5938	01/27/2009
4,858	5.8805	01/28/2009
54,392	6.4207	01/28/2009
8,757	5.6478	02/02/2009
4,955	5.6463	02/02/2009
1,428	5.6450	02/03/2009
282	5.7000	02/03/2009
828	5.6337	02/04/2009
668	5.6718	02/04/2009
84	5.7000	02/09/2009
68	5.6653	02/09/2009
4,872	5.6843	02/10/2009
846	5.6925	02/10/2009
420	5.6910	02/11/2009
506	5.7000	02/11/1009
4,469	5.6928	02/12/2009
485	5.6931	02/12/2009
19,767	5.7000	02/13/2009
1,344	5.5500	02/13/2009
2,793	5.6991	02/13/2009
19,873	5.7000	02/17/2009
959	5.6672	02/18/2009
521	5.7000	02/18/2009
588	5.6871	02/19/2009
688	5.7000	02/19/2009
2,940	5.4743	02/20/2009
2,713	5.4841	02/20/2009
24,137	5.6514	02/20/2009
5,362	5.6340	02/23/2009
17,331	5.6488	02/23/2009
2,502	5.6941	02/24/2009
4,766	5.6845	02/24/2009
5,314	5.6605	02/26/2009
4,245	5.6909	02/26/2009
4,696	5.6715	02/27/2009
12,747	5.6551	03/02/2009
5,376	5.6394	03/03/2009
7,243	5.6153	03/03/2009
2,943	5.6347	03/03/2009
1,179	5.7789	03/04/2009
2,391	5.7000	03/05/2009

2,016	5.7000	03/05/2009
2,290	5.7000	03/05/2009
4,031	5.5887	03/06/2009
849	5.5987	03/06/2009
1,176	5.4696	03/09/2009
11,941	5.5588	03/09/2009
5,158	5.5707	03/09/2009
545	5.6211	03/10/2009
3,181	5.6985	03/10/2009
11,172	5.6990	03/10/2009
764	5.6951	03/11/2009
185	5.7000	03/11/2009
881	5.6981	03/12/2009
1,370	5.6988	03/12/2009
28,615	5.6997	03/13/2009
6,970	5.7000	03/13/2009
168	5.6500	03/16/2009
283	5.6500	03/16/2009
943	5.6853	03/17/2009
84	5.6700	03/23/2009
843	5.7000	03/23/2009
3,615	5.1238	04/13/2009
4,334	5.2626	04/13/2009
8,159	5.2451	04/14/2009
47,399	5.2306	04/14/2009
3,004	5.2538	04/15/2009
25,439	5.4579	04/15/2009
54	5.5000	04/16/2009
123	5.4999	04/17/2009
4,573	5.4878	04/20/2009
713	5.4915	04/20/2009
3	5.4800	04/21/2009
5,544	5.7419	04/23/2009
11,512	5.7458	04/23/2009
3,108	5.5000	04/24/2009
1,890	5.5000	04/24/2009
372	5.4910	04/28/2009
29	5.5000	04/28/2009
1	5.5000	04/29/2009

PARCHE, LLC

12,720		4.8506	05/28/2008
103,161	[1]	4.9200	05/28/2008
12,400		5.0143	05/29/2008
9,816		5.0393	05/29/2008
12,000		5.0597	05/30/2008
15,469		5.0033	05/30/2008
1,632		5.2092	06/02/2008
2,129		5.2111	06/02/2008
2,649		5.4983	06/03/2008
432		5.4359	06/03/2008
800		5.4710	06/04/2008
3,064		5.4711	06/04/2008
1,216		5.5971	06/05/2008
368		5.6200	06/06/2008
1,776		5.4914	06/09/2008
272		5.6665	06/10/2008
3,000		5.5041	06/11/2008
3,062		4.8937	01/08/2009
117		4.9800	01/08/2008
2,256		4.9990	01/13/2009
1,740		5.2679	01/15/2009
81		5.2800	01/15/2009
1,169		5.4676	01/16/2009
1,326		5.3791	01/20/2009
640		5.3258	01/22/2009
668		5.3271	01/22/2009
952		5.4898	01/23/2009
478		5.5181	01/26/2009
1,407		5.5276	01/26/2009
1,264		5.5906	01/27/2009
2,119		5.5938	01/27/2009
3,342		5.8805	01/28/2009
37,408		6.4207	01/28/2009
1,668		5.6478	02/02/2009
944		5.6463	02/02/2009
272		5.6450	02/03/2009
54		5.7000	02/03/2009
158		5.6337	02/04/2009
127		5.6718	02/04/2009
16		5.7000	02/09/2009
13		5.6653	02/09/2009

1Shares were acquired through a cross-trade with Ramius Enterprise Master Fund Ltd, an affiliate of Parche, LLC.

928	5.6843	02/10/2009
161	5.6925	02/10/2009
80	5.6910	02/11/2009
96	5.7000	02/11/2009
851	5.6928	02/12/2009
92	5.6931	02/12/2009
3,766	5.7000	02/13/2009
256	5.5500	02/13/2009
532	5.6991	02/13/2009
3,785	5.7000	02/17/2009
183	5.6672	02/18/2009
99	5.7000	02/18/2009
112	5.6871	02/19/2009
131	5.7000	02/19/2009
560	5.4743	02/20/2009
517	5.4841	02/20/2009
4,598	5.6514	02/20/2009
1,021	5.6340	02/23/2009
3,301	5.6488	02/23/2009
477	5.6941	02/24/2009
908	6.6845	02/24/2009
1,012	5.6605	02/26/2009
808	5.6909	02/26/2009
894	5.6715	02/27/2009
2,429	5.6551	03/02/2009
1,024	5.6394	03/03/2009
1,380	5.6153	03/03/2009
560	5.6347	03/03/2009
225	5.7789	03/04/2009
456	5.7000	03/05/2009
384	5.7000	03/05/2009
436	5.7000	03/05/2009
768	5.5887	03/06/2009
162	5.5987	03/06/2009
224	5.4696	03/09/2009
2,275	5.5588	03/09/2009
983	5.5707	03/09/2009
104	5.6211	03/10/2009
606	5.6985	03/10/2009
2,128	5.6990	03/10/2009
146	5.6951	03/11/2009
35	5.7000	03/11/2009
168	5.6981	03/12/2009
261	5.6988	03/12/2009

5,451	5.6997	03/13/2009
1,328	5.7000	03/13/2009
32	5.6500	03/16/2009
54	5.6500	03/16/2009
180	5.6853	03/17/2009
16	5.6700	03/23/2009
161	5.7000	03/23/2009
688	5.1238	04/13/2009
825	5.2626	04/13/2009
1,554	5.2451	04/14/2009
9,028	5.2306	04/14/2009
572	5.2538	04/15/2009
4,845	5.4579	04/15/2009
10	5.5000	04/16/2009
24	5.4999	04/17/2009
871	5.4878	04/20/2009
136	5.4915	04/20/2009
1,056	5.7419	04/23/2009
2,193	5.7458	04/23/2009
592	5.5000	04/24/2009
360	5.5000	04/24/2009
71	5.4910	04/28/2009
5	5.5000	04/28/2009

RAMIUS ENTERPRISE MASTER FUND LTD

343	[2]	10.3000	12/31/2007
219	[2]	10.2102	12/31/2007
15,200	[2]	8.7455	12/31/2007
1,552	[2]	7.3543	12/31/2007
209	[2]	7.1398	12/31/2007
959	[2]	7.4848	12/31/2007
1,368	[2]	7.4936	12/31/2007
1,048	[2]	7.4750	12/31/2007
2,136	[2]	7.3977	12/31/2007
2,787	[2]	7.4975	12/31/2007
2,434	[2]	7.4829	12/31/2007
64	[2]	7.4947	12/31/2007
748	[2]	7.5020	12/31/2007
3,200	[2]	7.4300	12/31/2007
960	[2]	7.4389	12/31/2007
16	[2]	7.5063	12/31/2007
607	[2]	7.5068	12/31/2007

2 Shares acquired in a transaction with Ramius Securities, LLC, an affiliate of Ramius Enterprise Master Fund Ltd.

16		7.5000	01/04/2008
86		7.5000	01/07/2008
911		7.4921	01/08/2008
2,342		7.4909	01/09/2008
624		7.4882	01/10/2008
674		7.4944	01/11/2008
96		7.4900	01/11/2008
2,566		7.4993	01/14/2008
128		7.5000	01/14/2008
704		7.4874	01/15/2008
8,000		5.0000	04/11/2008
224		4.9900	04/16/2008
599		4.9900	04/17/2008
214		4.9900	04/21/2008
832		4.9877	04/22/2008
384		4.9825	04/23/2008
32		4.9900	04/24/2008
80		4.9900	04/28/2008
48		4.9967	04/29/2008
113		4.9900	04/30/2008
3,200		4.3539	05/05/2008
1,264		4.4562	05/06/2008
800		4.4518	05/07/2008
3,520		4.3438	05/08/2008
2,192		4.3679	05/09/2008
16		4.5000	05/12/2008
832		4.4793	05/15/2008
32		4.4800	05/16/2008
1,408		4.4631	05/19/2008
1,872		4.4774	05/20/2008
5,888		4.4906	05/21/2008
928		4.4905	05/22/2008
16,160		4.5402	05/23/2008
12,526		4.8276	05/27/2008
(103,161)	[3]	4.9200	05/28/2008

RAMIUS SECURITIES, LLC

(708)	10.2060	01/25/2007
(1,644)	10.0781	01/30/2007
(1,650)	10.0663	01/31/2007
(9,852)	11.7068	02/01/2007
(6,802)	11.7113	02/02/2007
(32)	12.0300	02/05/2007

3 Shares were transferred through a cross-trade with Parche, LLC, an affiliate of Ramius Enterprise Master Fund Ltd.

(2,534)	12.0679	02/07/2007
(1,040)	12.0503	02/08/2007
(4,144)	12.0676	02/09/2007
(513)	12.0037	02/12/2007
(80)	12.0360	02/16/2007
(1,945)	12.1364	02/20/2007
(8,000)	12.0981	02/21/2007
(8,000)	12.0500	02/28/2007
(598)	12.0847	02/28/2007
(321)	11.7385	03/05/2007
(576)	11.8683	03/06/2007
(1,060)	12.3570	03/07/2007
(812)	12.2145	03/08/2007
(1,424)	12.1989	03/09/2007
(560)	12.1630	03/13/2007
(1,322)	12.0436	03/14/2007
(3,372)	12.0003	03/19/2007
(16)	12.0000	03/20/2007
(713)	12.0000	03/22/2007
(410)	12.5867	04/04/2007
(741)	12.4664	04/05/2007
(541)	12.4228	04/09/2007
(144)	12.3767	04/10/2007
(8,585)	12.3123	04/11/2007
(33)	12.3994	04/12/2007
(199)	12.2937	04/16/2007
(2,320)	12.0078	04/17/2007
(15,104)	12.0197	04/18/2007
(973)	12.0008	04/19/2007
(736)	12.0009	04/20/2007
(2,305)	12.0000	04/24/2007
(112)	12.0000	04/25/2007
(2,208)	11.5861	04/27/2007
(7,663)	12.0901	04/30/2007
(2,864)	11.7892	05/01/2007
(1,124)	11.8226	05/02/2007
144	10.0522	07/19/2007
231	10.0781	07/19/2007
368	10.2800	07/25/2007
219	10.1903	07/26/2007
15,200	8.7155	08/10/2007
(400)	11.2164	08/13/2007
1,552	7.3443	11/19/2007
209	7.1338	11/19/2007

959		7.4748	11/20/2007
1,368		7.4836	11/21/2007
1,048		7.4650	11/23/2007
2,136		7.3877	11/26/2007
2,787		7.4875	11/27/2007
2,434		7.4729	11/28/2007
64		7.4888	11/28/2007
748		7.4920	12/03/2007
960		7.4289	12/04/2007
3,200		7.4000	12/04/2007
16		7.5000	12/12/2007
607		7.4968	12/12/2007
(33,850)	[4]	8.0200	01/01/2008

RAMIUS ADVISORS, LLC
None

RCG STARBOARD ADVISORS, LLC
None

RAMIUS LLC
None

C4S & CO., L.L.C.
None

PETER A. COHEN
None

MORGAN B. STARK
None

JEFFREY M. SOLOMON
None

THOMAS W. STRAUSS
None

SCOTT C. CHANDLER
None

JEFFREY LIBSHUTZ
None

EDWARD B. MEYERCORD, III
None

4 Shares transferred in transactions with Ramius Enterprise Master Fund Ltd, an affiliate of Ramius Securities, LLC.

SCHEDULE II

The following table contains information from Tollgrade’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on ________.

The following table sets forth certain information as to the beneficial ownership of the Shares as of March 31, 2009 by: (i) each director and director nominee; (ii) each of the named executive officers named in the Company’s Summary Compensation Table; (iii) each other person who is known by the Company to beneficially own 5% or more of the Shares; and (iv) all directors and executive officers as a group. The information in the table concerning beneficial ownership is based upon information furnished to Tollgrade by or on behalf of the persons named in the table.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)		Percentage of Common Stock Outstanding (3)
Sara M. Antol	33,252	(4)(5)	*
Richard A. Bair	33,982	(4)(5)	*
James J. Barnes	43,480	(4)(6)	*
Daniel P. Barry	74,832	(4)(6)	*
Gary W. Bogatay, Jr.	0		*
Grant Cushny	7,856	(4)(5)	*
David S. Egan	54,166	(4)(6)	*
Joseph A. Ferrara	53,334	(4)(5)	*
Richard H. Heibel	120,875	(4)(6)(7)	*
Robert W. Kampmeinert	65,666	(4)(6)(8)	*
Samuel C. Knoch	35,200	(4)(5)	*
Brian C. Mullins	33,216	(4)(6)(9)	*
Matthew J. Rosgone	34,028	(4)(5)	*
All directors and executive officers as a group (19 persons)	620,740	(4)(5)(6)(7)(8)(9)	4.90%
Other Principal Shareholders:
Ramius LLC 599 Lexington Avenue, 20th Floor New York, NY 10022	1,820,473	(10)	14.36%
Bradford Capital Partners 133 Freeport Road Pittsburgh, PA 15215	1,547,053	(11)	12.20%
Royce & Associates, LLC 1414 Avenue of the Americas New York, NY 10019	1,149,742	(12)	9.07%
Dimensional Fund Advisors LP 1299 Ocean Avenue Santa Monica, CA 90401	1,082,256	(13)	8.54%
Renaissance Technologies LLC 800 Third Avenue New York, NY 10022	901,700	(14)	7.11%
Roumell Asset Management, LLC James C. Roumell 2 Wisconsin Circle, Suite 660 Chevy Chase, MD 20815	656,267	(15)	5.18%

*        Less than 1%

(1)	If not provided above, the address of listed shareholders is c/o Tollgrade Communications, Inc., 493 Nixon Road, Cheswick, Pennsylvania 15024.

(2)
Under regulations of the SEC, a person who has or shares voting or investment power with respect to a security is considered a beneficial owner of the security. Voting power is the power to vote or direct the voting of shares, and investment power is the power to dispose of or direct the disposition of shares. Unless otherwise indicated in the other footnotes below, each person has sole voting power and sole investment power as to all shares listed opposite his name. The inclusion of any shares of stock deemed to be beneficially owned does not constitute an admission of beneficial ownership of those shares.

(3)
In computing the percentage ownership of any person, the number of shares outstanding includes 12,680,208 shares of common stock outstanding as of March 31, 2009, plus any shares subject to outstanding stock options exercisable within 60 days after March 31, 2009, held by the applicable person or persons.

(4)
Includes options that were exercisable on or within 60 days of March 31, 2009, issued to the following persons and for the following amounts: Sara M. Antol, 31,000; Richard A. Bair, 32,500; James J. Barnes, 30,000; Daniel P. Barry, 65,000; Grant Cushny, 6,000; David S. Egan, 50,000; Joseph A. Ferrara, 50,000; Richard H. Heibel, 50,000; Robert W. Kampmeinert, 44,000; Samuel C. Knoch, 33,760; Brian C. Mullins, 30,000; Matthew J. Rosgone, 33,000; and all other executive officers as a group, 29,001.

(5)
Includes restricted shares that vest on February 15, 2010 issued to the following persons in the following amounts: Sara M. Antol, 1,852; Richard A. Bair, 1,482; Grant Cushny, 1,856; Samuel C. Knoch, 1,440; Matthew J. Rosgone, 1,028; and all other executive officers as a group, 1,852. These shares represent the time-based potion of an award, which will vest on February 15, 2010. The remainder of such award was forfeited on January 1, 2009 as performance measures were not met on December 31, 2008. Mr. Ferrara received a grant of 10,000 restricted shares with the same vesting schedule, except that 1/3 of the award (3,334 shares) is eligible to vest on October 18, 2010 instead of February 15, 2010. The remaining 2/3 of Mr. Ferrara’s award (6,666 shares) was forfeited on January 1, 2009. Unless and until forfeited, a holder of restricted shares has the power to vote the shares but does not have dispositive power of the shares until they vest.

(6)
Includes restricted shares that vested on February 8, 2008 issued to the following individuals in the following amounts: Barnes, 1,666; Barry, 3,332; Egan, 1,666; Heibel, 1,666; Kampmeinert, 1,666; and Mullins, 1,666. Mr. Barnes also has 2,463 restricted shares that vested on January 28, 2009, and 2,351 restricted shares that vest on January 26, 2010. Unless and until forfeited, a holder of restricted shares has the power to vote the shares but does not have dispositive power of the shares until they vest.

(7)	Includes 32,246 shares held by the spouse of Dr. Heibel, as to which shares Dr. Heibel shares voting and dispositive power.

(8)
Includes 15,000 shares held by Janney Montgomery Scott LLC, of which Mr. Kampmeinert is Chairman; voting and disposition of such shares are administered by senior management and Mr. Kampmeinert has no authority to direct the voting or disposition of such shares and disclaims beneficial ownership thereof.

(9)	Includes 550 shares held by the spouse of Mr. Mullins, as to which shares Mr. Mullins has disclaimed beneficial ownership.

(10)
Information taken solely from the Schedule 13D/A filed with the SEC on March 31, 2009 by Ramius Value and Opportunity Master Fund Ltd, Parche LLC, RCG Starboard Advisors, LLC, Ramius Enterprise Master Fund Ltd, Ramius Advisors LLC, Ramius LLC, C4S & Co., L.L.C., Jeffrey M. Solomon, Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, Scott C. Chandler, Jeffrey Libshutz, and Edward B. Meyercord, III (collectively, the “Reporting Persons”).

The Reporting Persons identified in such filing reported that as of March 27, 2009, Parche, LLC (“Parche”), had sole voting and dispositive power with respect to 291,329 shares, and that Ramius Value and Opportunity Master Fund Ltd., a Cayman Islands company (“Value and Opportunity Master Fund”), had sole voting and dispositive power with respect to 1,529,144 shares.

Ramius Enterprise Master Fund Ltd (“Enterprise Master Fund”), as the sole non-managing member of Parche and owner of all economic interest therein, may be deemed to be the beneficial owner of the 291,329 shares owned by Parche.

RCG Starboard Advisors, LLC (“RCG Starboard Advisors”), as the investment manager of Value and Opportunity Master Fund and the managing member of Parche, may be deemed to be the beneficial owner of 1,820,173 shares, inclusive of the shares owned by Value and Opportunity Master Fund and Parche.

Ramius Advisors, LLC (“Ramius Advisors”), as the investment manager of Enterprise Master Fund, may be deemed to be the beneficial owner of the 291,329 shares owned by Parche.

Ramius LLC (“Ramius”), as the sole member of each of RCG Starboard Advisors and Ramius Advisors, may be deemed the beneficial owner of 1,820,173 shares, inclusive of the shares owned by Value and Opportunity Master Fund and Parche.

C4S & Co., L.L.C. (“C4S”), as the managing member of Ramius, may be deemed the beneficial owner of 1,820,473 shares, inclusive of the shares owned by Value and Opportunity Master Fund and Parche. As the managing members of C4S, each of Messrs. Cohen, Stark, Strauss, and Solomon may be deemed the beneficial owner of 1,820,473 shares, inclusive of the shares owned by Value and Opportunity Master Fund and Parche.

Messrs. Chandler, Libshutz, and Meyercord, as members of a “group” with the other reporting persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of 1,820,473 shares, inclusive of the shares owned by Value and Opportunity Master Fund and Parche.

(11)
Information taken solely from the Schedule 13D/A filed with the SEC on December 1, 2008 reflecting ownership of our common stock as of December 1, 2008. The filing reflects that Bradford Capital Partners, BCP Investment LLC, Stephen J. Lynch and Joseph L. Calihan have shared voting and dispositive power over 1,547,053 shares.

(12)
Information taken solely from the Schedule 13G/A filed with the SEC on January 30, 2009 reflecting ownership of our common stock as of December 31, 2008. The filing reflects that Royce & Associates, LLC has sole voting and dispositive power over 1,149,742 shares. The filing also reflects that various accounts managed by Royce Associates, LLC have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

(13)
Information taken solely from the Schedule 13G/A filed with the SEC on February 9, 2009 by Dimensional Fund Advisors LP (“Dimensional Fund Advisors”) reflecting ownership of our common stock as of December 31, 2008. The filing reflects that Dimensional Fund Advisors has sole voting power over 1,071,031 shares and sole dispositive power over 1,082,256 shares. The filing indicates that Dimensional Fund Advisors is an investment advisor that furnishes investment advice investment companies and serves as investment manager to certain other commingled group trusts and separate accounts, which own the shares of our common stock. Dimensional Fund Advisors has investment and/or voting power over these shares and may be deemed the beneficial owner. Dimensional Fund Advisors disclaims beneficial ownership of all such securities.

(14)
Information taken solely from the Schedule 13G/A filed with the SEC on February 13, 2009 reflecting ownership of our common stock as of December 31, 2008. The Schedule 13G/A indicates that it was filed pursuant to a joint filing agreement between Renaissance Technologies LLC (“RTC”) and James H. Simons. The filing reflects that each of RTC and Dr. Simons, as a control person of RTC, beneficially owns and has sole voting and dispositive power over 901,700 shares of our common stock.

(15)
Information taken solely from the Schedule 13G filed with the SEC on February 11, 2009 reflecting ownership of our common stock as of December 31, 2008. The Schedule 13G indicates that it was filed pursuant to a joint filing agreement between Roumell Asset Management, LLC (“RAM”) and James C. Roumell. The filing reflects that RAM is the beneficial owner of 652,517, having shared voting and sole dispositive power over the shares, and that Mr. Roumell, as the President of RAM and holder of a controlling percentage of RAM’s outstanding securities, may be deemed the beneficial owner of the shares held by RAM. The filing indicates that Mr. Roumell is the beneficial owner of 656,267 shares of our common stock, inclusive of the shares owned by RAM, holding sole voting power over 3,750 shares and shared voting power and sole dispositive power over the 652,517 shares held by RAM.

IMPORTANT

Tell your Board what you think! Your vote is important.  No matter how many Shares you own, please give the Ramius Group your proxy FOR the election of the Ramius Nominees by taking three steps:

●           SIGNING the enclosed GOLD proxy card,

●           DATING the enclosed GOLD proxy card, and

●           MAILING the enclosed GOLD proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions.  Accordingly, please contact the person responsible for your account and instruct that person to execute the GOLD proxy card representing your Shares.  The Ramius Group urges you to confirm in writing your instructions to the Ramius Group in care of Innisfree M&A Incorporated at the address provided below so that the Ramius Group will be aware of all instructions given and can attempt to ensure that such instructions are followed.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Innisfree M&A Incorporated at the address set forth below.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY  10022
Shareholders Call Toll-Free at: (877) 800-____
Banks and Brokers Call Collect at: (212) 750-5833

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JUNE 10, 2009

TOLLGRADE COMMUNICATIONS, INC.

2009 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF THE RAMIUS GROUP

THE BOARD OF DIRECTORS OF THE TOLLGRADE COMMUNICATIONS, INC.
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints Mark R. Mitchell and Peter A. Feld, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of the Tollgrade Communications, Inc. (“Tollgrade” or the “Company”) which the undersigned would be entitled to vote if personally present at the 2009 Annual Meeting of Shareholders of the Company scheduled to be held at the Syria Shrine Center, 1877 Shriners Way, Cheswick, PA 15024, on ____________ at _______ _.m., ___________, and including at any adjournments or postponements thereof and at any meeting called in lieu thereof (the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof.  If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to the Ramius Group a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSAL ON THE REVERSE, THIS PROXY WILL BE VOTED FOR PROPOSAL NO. 1, FOR PROPOSAL NO. 2 AND [FOR PROPOSAL NO. 3].

This Proxy will be valid until the completion of the Annual Meeting.  This Proxy will only be valid in connection with the Ramius Group’s solicitation of proxies for the Annual Meeting.

IMPORTANT:  PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X] Please mark vote as in this example

THE RAMIUS GROUP STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE NOMINEES LISTED BELOW IN PROPOSAL NO.1

Proposal  No. 1 – The Ramius Group’s Proposal to elect Scott C. Chandler, Edward B. Meyercord III and Jeffrey M. Solomon as directors of the Company.

	FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL EXCEPT NOMINEE(S) WRITTEN BELOW
Nominees: Scott C. Chandler Edward B. Meyercord III Jeffrey M. Solomon	[ ]	[ ]	[ ] _______________ _______________ _______________

THE RAMIUS GROUP INTENDS TO USE THIS PROXY TO VOTE (I) “FOR” MESSRS. CHANDLER, MEYERCORD AND SOLOMON AND (II) “FOR” THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY TO SERVE AS A DIRECTOR OTHER THAN _______, ________ AND ________, FOR WHOM THE RAMIUS GROUP IS NOT SEEKING AUTHORITY TO VOTE FOR AND WILL NOT EXERCISE ANY SUCH AUTHORITY.  THE NAMES, BACKGROUNDS AND QUALIFICATIONS OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY, AND OTHER INFORMATION ABOUT THEM, CAN BE FOUND IN THE COMPANY’S PROXY STATEMENT.

THERE IS NO ASSURANCE THAT ANY OF THE CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY WILL SERVE AS DIRECTORS IF THE RAMIUS GROUP’S NOMINEES ARE ELECTED.

NOTE: IF YOU DO NOT WISH FOR YOUR SHARES TO BE VOTED “FOR” A PARTICULAR RAMIUS NOMINEE, MARK THE “FOR ALL NOMINEES EXCEPT” BOX AND WRITE THE NAME(S) OF THE NOMINEE(S) YOU DO NOT SUPPORT ON THE LINE BELOW.  YOUR SHARES WILL BE VOTED FOR THE REMAINING RAMIUS NOMINEE(S).  YOU MAY ALSO WITHHOLD AUTHORITY TO VOTE FOR ONE OR MORE ADDITIONAL CANDIDATES WHO HAVE BEEN NOMINATED BY THE COMPANY BY WRITING THE NAME OF THE NOMINEE(S) BELOW.
___________________

___________________

THE RAMIUS GROUP DOES NOT OBJECT TO THE APPROVAL OF PROPOSAL NO. 2

Proposal  No. 2 – The Company’s proposal for the ratification of the appointment of PricewaterhouseCoopers LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2009.

☐ FOR	☐ AGAINST	☐ ABSTAIN

THE RAMIUS GROUP DOES NOT OBJECT TO THE APPROVAL OF PROPOSAL NO. 3

Proposal  No. 3 – The Company’s proposal for the approval of an amendment to the Company’s 2006 Long-Term Incentive Compensation Plan, as amended and restated.

☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED:  ____________________________

____________________________________

(Signature)

____________________________________

(Signature, if held jointly)

____________________________________

(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN.  EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.  PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.